SECOND QUARTERLY FINANCIAL REPORT – MAY 31, 2003

President’s Letter

Dear Shareholders:

During the second quarter, we continued to focus on the execution of our strategy and made significant progress in our clinical, financial, and partnering programs.

Financing and Corporate Development

During the quarter, Cardiome closed a bought deal financing of approximately $8 million with the issuance of 3,810,000 special warrants. With the completion of this financing, we have significantly strengthened our balance sheet and our bargaining position relative to ongoing partnership discussions.

At the annual meeting on May 12, 2003, our shareholders approved the appointment of nine directors nominated by management. These are Mark Rogers, M.D., MBA., Robert Rieder, MBA, Alan Ezrin, Ph.D., Kenneth Galbraith, C.A., Arthur (Tim) Garson., M.D., M.P.H., Fred Mermelstein, Ph.D., Kim Sun Oh, C.P.A., Ralph Snyderman, M.D., and Michael Walker, Ph.D. Dr. Walker has subsequently tendered his resignation in July 2003.

RSD1235: To proceed with Phase III Clinical Development

At a meeting with the Food and Drug Administration of United States (FDA) in April 2003, we submitted our Phase II clinical results and discussed our Phase III clinical development plan for intravenous application of RSD1235. The Phase II clinical results, announced in September 2002, indicated that RSD1235 terminated atrial fibrillation (AF) in 61% of patients receiving the drug compared to 5% of patients receiving the placebo within 30 minutes of the end of infusion of the drug. With these favourable clinical results, we reviewed our plan to conduct three separate Phase III clinical trials to support the registration of RSD1235 as an agent to treat AF with the FDA. Following a positive response from the FDA meeting, we are currently initiating the first Phase III clinical trial. This first Phase III trial will evaluate the ability of RSD1235 to convert AF in 360 patients and atrial flutter in a further 60 patients.

During the quarter, we also continued to make progress in our partnership discussions regarding a development and marketing partnership for RSD 1235 and are on track to complete a partnership by the second half of 2003.

Oxypurinol CHF: Progress in Phase II/III clinical trial and proof of concept trials

Patient enrollment for our Phase II/III clinical trial on the oral application of oxypurinol congestive heart failure continued to progress in this quarter. This Phase II/III clinical trial will involve studies in 400 patients with moderate to severe symptomatic heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness oxypurinol. The primary goals of the clinical trial are to establish, using several clinical efficacy measures, the overall number of patients who improve, worsen or remain unchanged from oxypurinol versus placebo during a six-month course of therapy.

In addition, we also initiated an investigator sponsored proof-of-concept clinical trial in Europe. The study is designed to confirm previous preclinical and clinical studies showing a beneficial effect intravenous application of oxypurinol on coronary artery dilation. The primary endpoint of the study is coronary artery vasodilation in response to intracoronary acetylcholine challenge before and after intravenous administration of oxypurinol. This proof of concept trial is on track for completion in the second half of 2003.

We look forward to making continued progress in all of our programs in the coming quarters as part of our ongoinf focus on implementation of Cardiome’s business plan.

Respectfully,

“Bob Rieder”

President & CEO
July 22, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

This discussion and analysis covers the unaudited interim consolidated financial statements for the three and six month periods ended May 31, 2003 prepared in accordance with Canadian generally accepted accounting principles. See note 5 of the unaudited interim consolidated financial statements for a reconciliation to United States generally accepted accounting principles. It provides an update to the discussion and analysis contained in the Annual Report for the year ended November 30, 2002. This discussion and analysis should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the annual consolidated financial statements contained in the 2002 Annual Report.

CRITICAL ACCOUNTING POLICIES

The critical accounting policies are disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the annual consolidated financial statements contained in the 2002 Annual Report.

CHANGES IN ACCOUNTING POLICIES

Stock-Based Compensation and Other Stock-Based Payments

Effective December 1, 2002, the Company adopted the recommendations of the new Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognised using a fair value based method. The standard encourages the use of a fair value based method for all other awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. No compensation cost is recorded for stock options granted to employees and directors. The Company has adopted the disclosure only provision for stock options granted to employees and directors and consequently have disclosed in note 4(f) to the unaudited interim consolidated financial statements the pro forma effects to the loss for the period and loss per share for the period as if the fair value method had been used.

Goodwill and Other Intangible Assets

Effective December 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives. As at December 1, 2002, there was no recorded goodwill and the Company determined that the intangible assets have finite lives and will continue to be amortized over their estimated useful lives. The adoption of Section 3062 and SFAS 142 did not have any impact on the Company’s financial position and results of operations.

RESULTS OF OPERATIONS

For the three months ended May 31, 2003, the Company recorded a loss of $3,803,624 ($0.14 per common share), as compared to a loss of $4,062,499 ($0.15 per common share) for the same period in the preceding fiscal year (“fiscal 2002”). On a year-to-date basis, the Company recorded a loss of $8,121,318 ($0.29 per common share) for the six months ended May 31, 2003, compared to a loss of $5,824,330 ($0.31 per common share) for the same period in fiscal 2002. The increase in loss on a year-to-date basis was the result of increased activity in the Company’s ongoing research and development programs as described below. The results of operations were in line with the Company’s management expectations.

Revenues

Research collaborative and licensing revenue increased to $340,736 and $717,863 for the three and six month periods ended May 31, 2003 respectively, compared to $37,805 and $75,610 for the same periods in fiscal 2002. The increase in research collaborative and licensing revenue was mainly attributable to (1) the amortization of deferred revenue related to the initial payment with respect to the development and transfer agreement with UCB Farchim S.A. (“UCB”) of $132,267 and $264,533 for the three and six month periods respectively (none for the same periods in fiscal 2002); and (2) contract research fees for services provided to UCB of $208,470 (US$150,000) and $431,070 (US$300,000) for the three and six month periods respectively (none for the same periods in fiscal 2002). The amortization of deferred revenue related to the upfront payment from the Company’s license agreement with AstraZeneca A.B., which was terminated in June 2002, was the only source of research collaborative and licensing revenue for the three and six month periods ended May 31, 2002.

For the remainder of the current fiscal year (“fiscal 2003”), the Company does not anticipate revenues from product sales. The Company expects to continue receiving contract research fees from UCB and will continue to recognize as revenue the amortization of deferred revenue related to the initial payments from the existing agreement with UCB. The Company may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that the Company will maintain its existing agreement or close a new licensing and collaborative research and development agreement.

Research and Development Expenditures

Research and development expenditures of $2,402,859 in the second quarter of fiscal 2003, were comparable to $2,447,361 incurred in the same quarter in fiscal 2002.

Research and development expenditures increased to $5,544,351 for the six months ended May 31, 2003, compared to $3,632,163 for the same period in fiscal 2002. The increase was primarily due to the expanded activities in connection with the Company‘s three late stage clinical development programs focused on atrial arrhythmia, congestive heart failure (“CHF”), and allopurinol intolerant hyperuricemia (gout).

Specifically, the increase of approximately $1,912,000 in research and development expenditure for the six months ended May 31, 2003 was mainly due to the increase in spending in the CHF project, the gout project and the Kv1.5 project by approximately $970,000, $1,398,000 and $328,000, as well as approximately $110,000 with respect to services provided to UCB. These increases were offset by the corresponding decline of spending in the RSD1235 project due to no ongoing clinical trial for the six months ended May 31, 2003, as compared to the same period in fiscal 2002, and discontinued projects by approximately $805,000 and $89,000 respectively.

With the advancement of its two major programs, RSD1235 project and CHF project, into Phase II/III clinical trials, the Company expects to incur higher level of research and development expenditures for the remainder of fiscal 2003, as compared to those incurred in fiscal 2002. The projected costs for the entire fiscal 2003 for RSD1235 project, CHF project and other projects are $5 million, $4 million, and $3 million respectively. These projected expenditures may vary significantly from those actually incurred due to numerous potential factors which include without limitation, the progress of clinical trials, the time and costs involved in obtaining regulatory approvals, and the progress of various research programs.

General and Administration Expenses

General and administration expenses for the current quarter decreased to $917,368, as compared to $1,115,653 for the same quarter of fiscal 2002. The Company incurred a total general and administration expenditure of $1,715,058 for the six months ended May 31, 2003, compared to $1,640,855 for the same period in fiscal 2002. The decrease in general and administration expenses for the current quarter was due to the internalization of some corporate activities and lower consulting and professional fees incurred resulting in savings of approximately $20,000 and $213,000 respectively; these decreases were offset by the increase in business development cost of approximately $35,000. On a year to date basis, the increase in general and administration expenses was the result of the increase in spending to support the expanded business development activities. With the increased business development activities, the Company expects a moderate increase in general and administration expenses for the remainder of fiscal 2003, as compared to fiscal 2002.

Amortization

Amortization increased to $939,933 for the current quarter, as compared to $843,788 for the same period in the prior year. For the six months ended May 31, 2003, amortization increased to $1,828,326, as compared to $950,056 for the same period in the prior year. The increase for both periods primarily related to the additional amortization on the technology licenses acquired in March 2002 as a result of the acquisition of Cardiome, Inc. (formerly Paralex, Inc.). The remaining increase was attributed to the capital assets and intellectual property rights acquired during the three and six months ended May 31, 2003.

Other income

Interest and other income decreased to $115,800 for the quarter ended May 31, 2003, as compared to $206,498 for the same period in the prior year. For the six months ended May 31, 2003, interest and other income increased to $248,554, as compared to $223,134 in the comparable period in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s activities during the six months ended May 31, 2003 were financed mainly by its working capital carried forward from the preceding fiscal year. At May 31, 2003, the Company had working capital of $9,923,226 (excluding funds held in escrow), as compared to $16,883,166 at November 30, 2002. Funds held in escrow as at May 31, 2003 were $7,447,464 representing the financing proceeds collected from the issuance of 3,810,000 special warrants described below. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments of $10,694,038 at May 31, 2003 as compared to $19,736,377 at November 30, 2002.

The Company is exposed to market risks related to changes in interest and foreign currency exchange rates. The Company invests its cash reserves in highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow.

On April 10, 2003, the Company closed a private placement of special warrants on a bought deal basis. Under the financing, the Company has issued 3,810,000 special warrants resulting in gross proceeds of $8,010,600 before commission and other expenses of $794,442. The proceeds were held in trust and released to the Company upon obtaining receipts for the Final Prospectus on June 9, 2003. Each special warrant is convertible into one common share of the Company and one-half of one share purchase warrant, for no additional consideration. Each whole share purchase warrant entitles the holder to acquire one common share at $2.75 expiring April 10, 2004. Subsequent to the quarter ended May 31, 2003, the Company obtained receipts for a final prospectus in connection with the Special Warrant Financing and issued 3,810,000 common shares and 1,905,000 common share purchase warrants. The proceeds of $7,447,464 were released to the Company on June 9, 2003.

Capital expenditures paid by cash during the three months ended May 31, 2003 were $53,894, comprising $30,784 in capital assets and $23,110 in intellectual property rights. The cumulative capital expenditures for the six months ended May 31, 2003 was $132,532, comprising $104,285 in capital assets and $28,247 in intellectual property rights.

RISKS AND UNCERTAINTIES

The Company believes that it has sufficient resources to fund operations into fiscal 2005. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to review of its financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or whether acceptable terms will be offered.

Other operational risks and uncertainties are discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s 2002 Annual Report and remain substantially unchanged.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions, constitute “forward-looking statements”. Such forward-looking statements involve known and unknown risk, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

CARDIOME PHARMA CORP.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian Dollars)

	As at

	May 31,	November 30,
	2003	2002
	(Unaudited)	(Audited)
ASSETS

Current
Cash and cash equivalents	$89,525	$1,430,349
Short-term investments	10,604,513	18,306,028
Funds held in escrow (note 4[c])	7,447,464	-
Amounts receivable and other	1,023,136	583,866

Total current assets	19,164,638	20,320,243
Capital assets	383,698	399,646
Intangible and other assets	27,437,580	29,111,861

	$46,985,916	$49,831,750

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$1,238,835	$2,882,789
Deferred revenue	529,068	529,068
Current portion of capital lease obligations	26,045	25,220

Total current liabilities	1,793,948	3,437,077
Capital lease obligations	23,028	36,260
Deferred revenue	661,332	925,865

Total Liabilities	2,478,308	4,399,202

Shareholders’ Equity
Share capital
Authorized (note 4[a])
Issued
28,308,098 common shares at November 30, 2002
28,308,098 common shares at May 31, 2003	88,562,318	88,582,098
Special warrants (note 4[c])	7,216,158	-
Contributed surplus	1,276,266	1,276,266
Deficit	(52,547,134)	(44,425,816)

	44,507,608	45,432,548

	$46,985,916	$49,831,750

See accompanying notes

On behalf of the Board:

_______________________________	_______________________________
Robert Rieder, Director	Michael J. A. Walker, Director

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Six Months ended
	May 31,		May 31,

	2003	2002	2003	2002

Revenue
Research collaborative and licensing	$340,736	$37,805	$717,863	$75,610

Expenses
Research and development	2,402,859	2,447,361	5,544,351	3,632,163
General and administration	917,368	1,115,653	1,715,058	1,640,855
Amortization	939,933	843,788	1,828,326	950,056

	4,260,160	4,406,802	9,087,735	6,223,074

Operating loss	(3,919,424)	(4,368,997)	(8,369,872)	(6,147,464)

Other income
Interest and other income	115,800	206,498	248,554	223,134

Loss before income taxes	(3,803,624)	(4,162,499)	(8,121,318)	(5,924,330)
Future income tax recovery	-	100,000	-	100,000

Loss for the period	(3,803,624)	(4,062,499)	(8,121,318)	(5,824,330)
Deficit, beginning of period	(48,743,510)	(32,157,941)	(44,425,816)	(30,396,110)

Deficit, end of period	$(52,547,134)	$(36,220,440)	$(52,547,134)	$(36,220,440)

Basic and diluted loss per common	$(0.14)	$(0.15)	$(0.29)	$(0.31)
share

Weighted average number of
outstanding common shares	28,308,098	27,568,207	28,308,098	18,785,901

See accompanying notes

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Six Months ended
	May 31,		May 31,

	2003	2002	2003	2002

Operating Activities
Loss for the period	$(3,803,624)	$(4,062,499)	$(8,121,318)	$(5,824,330)
Add: Non-cash items
Foreign exchange gain	-	(5,921)	-	(5,921)
Stock-based compensation	-	84,000	-	84,000
Future income tax recovery	-	(100,000)	-	(100,000)
Amortization	939,933	843,788	1,828,326	950,056

	(2,863,691)	(3,240,632)	(6,292,992)	(4,896,195)
Changes in non-cash working capital components
Amounts receivable and other	(247,938)	(417,028)	(439,270)	(443,324)
Accounts payable and accrued liabilities	(534,726)	62,508	(1,743,964)	387,267
Deferred revenue	(132,267)	(37,805)	(264,533)	(75,610)

Cash used in operating activities	(3,778,622)	(3,632,957)	(8,740,759)	(5,027,862)

Financing Activities
Share issuance cost	(10,671)	28,237,255	(19,780)	27,959,974
Issuance of special warrants (note 4[c])	7,310,603	-	7,310,603	-
Repayment on obligations under capital leases	(6,254)	(3,920)	(12,407)	(3,920)
Repayment on long-term debt	-	(724,574)	-	(724,574)
Funds held in escrow (note 4[c])	(7,447,464)	-	(7,447,464)	-

Cash provided by (used in) financing activities	(153,786)	27,508,761	(169,048)	27,231,480

Investing Activities
Acquisition of Cardiome, Inc. (note 2)	-	(676,087)	-	(1,081,028)
Purchase of capital assets	(30,784)	(37,358)	(104,285)	(97,140)
License, patents and technology	(23,110)	(401,030)	(28,247)	(404,761)
Purchase of short-term investments	(2,486,122)	(23,782,984)	(4,070,068)	(23,788,516)
Sale of short-term investments	3,518,279	285,316	11,771,583	2,660,637

Cash provided by (used in) investing activities	978,263	(24,612,143)	7,568,983	(22,710,808)

Decrease in cash and cash equivalents during
the period	(2,954,145)	(736,339)	(1,340,824)	(507,190)
Cash and cash equivalents,
beginning of period	3,043,670	1,610,899	1,430,349	1,381,750

Cash and cash equivalents, end of period	$89,525	$874,560	$89,525	$874,560

See accompanying notes

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended November 30, 2002, except that, they do not contain all note disclosures necessary for annual financial statements, and as disclosed in note 3. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 5.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows as at May 31, 2003, and for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended November 30, 2002 included in the Company’s Annual Report filed with the appropriate securities commission. The results of operations for the three month and six month periods ended May 31, 2003 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.

PRINCIPLES OF CONSOLIDATION

The accompanying unaudited interim consolidated financial statements include the accounts of Cardiome Pharma Corp., its wholly-owned Canadian subsidiary, Rhythm-Search Developments Ltd. and its wholly-owned United States subsidiary, Cardiome, Inc. (formerly Paralex, Inc.), which was acquired on March 8, 2002. Significant intercompany accounts and transactions have been eliminated on consolidation.

With respect to the Company’s integrated foreign subsidiary, Cardiome, Inc., monetary assets and liabilities are translated into Canadian dollars using the exchange rate at the balance sheet date. Revenue and expense items are translated at the average exchange rate in the period. Exchange gains and losses are included in the determination of net income (loss).

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

3.

CHANGE IN ACCOUNTING POLICIES

Stock-Based Compensation and Other Stock-Based Payments

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective December 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. No compensation cost is recorded for stock options granted to employees and directors. The Company has adopted the disclosure only provisions of section 3870 for stock options granted to employees and directors and consequently has disclosed the pro forma effects to loss and loss per share as if the fair value method has been used.

Goodwill and Other Intangible Assets

Effective December 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives. As at December 1, 2002, there was no recorded goodwill and the Company’s intangible assets have finite lives and will continue to be amortized over their estimated useful lives. The adoption of Section 3062 and SFAS 142 did not have any impact on the Company’s financial position and results of operations.

4.	SHARE CAPITAL

(a)

Authorized

On May 12, 2003, the shareholders of the Company approved the creation of a class of preferred shares, issuable in series, having the rights and restrictions determined by the board of directors of the Company at the time the series is created.

The authorized common share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series, of which none are currently issued and outstanding.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)

	(b)	Issued and Outstanding

		Number of
		Common Shares	Amount

	Balance as at November 30, 2002	28,308,098	$88,582,098
	Share issuance cost related to a prior share offering	-	(19,780)

	Balance as at May 31, 2003	28,308,098	$88,562,318

	As of June 30, 2003, the Company had 32,172,681 common shares issued and outstanding for a total amount of $95,940,391.

(c)

Special warrants

On April 10, 2003, the Company issued, on a private placement basis pursuant to an underwriting agreement, 3,810,000 special warrants for total gross proceeds of $8,010,600, of which 3,762,000 were issued at a price of $2.10 per special warrant and 48,000 were issued at a price of $2.30 per special warrant. Each special warrant entitles the holder to acquire, upon exercise, one common share of the Company and one half of one share purchase warrant, for no additional consideration. Pursuant to a receipt for a final prospectus qualifying the common shares and share purchase warrants on June 5, 2003, the Company issued 3,810,000 common shares and 1,905,000 share purchase warrants upon the automatic exercise of the special warrants and proceeds of $7,447,464, net of commission of $480,636 and legal fees of $82,500, were released from escrow. Each whole share purchase warrant entitles the holder to acquire one common share at $2.75 expiring April 10, 2004. In connection with the private placement, the Company paid a cash commission of $480,636 and incurred total legal and professional fees of $313,806.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)
	(d)	Common Share Purchase Warrants and Brokers’ Warrants As at May 31, 2003, common shares issuable upon exercise of common share purchase warrants and brokers’ warrants are as follows:

	Exercise	Number of
Date of Expiry	Price	warrants

February 9, 2007	US$2.40	112,500
February 9, 2007	US$4.80	37,500
February 9, 2007	US$8.00	37,500
October 5, 2003	$3.20	41,667
October 10, 2003	$2.40	16,691
October 10, 2003	$3.20	187,625
March 7, 2004	$6.64	2,327,414
March 7, 2004	$3.80	930,966
March 7, 2004	$6.64	232,741
April 10, 2004 (note 4[c])	$2.75	1,905,000

Balance as at May 31, 2003		5,829,604

Subsequent to May 31, 2003, 20,833 warrants expiring October 10, 2003 were exercised for $3.20 each, resulting in a balance of 5,808,771 warrants as at June 30, 2003.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)
(e)

Stock Options

As at May 31, 2003, the Company had 4,023,625 stock options outstanding, of which 2,692,250 were exercisable, at a weighted average exercise price of $3.55 per common share and expiring at various dates from March 10, 2004 to May 26, 2009.

Details of the stock option transactions for the six months ended May 31, 2003 are summarized as follows:

		Number of
	Weighted	Stock Options
	Average	Outstanding
	Exercise Price

Balance, November 30, 2002	$$3.53	3,609,438
Options granted	$$3.79	834,500
Options expired	$$5.96	(150,000)
Options forfeited	$$3.87	(270,313)

Balance, May 31, 2003	$$3.48	4,023,625

The options outstanding are exercisable as follows:

			Options outstanding		Options exercisable
			May 31, 2003		May 31, 2003

	Range of	Number of	Weighted	Weighted	Number of	Weighted
	exercise prices	common shares	average	average	common	average
		issuable	remaining	exercise price	shares	exercise price
			contractual life		issuable
	$		(years)	$		$

	$2.44-$2.92	243,125	3.54	2.84	243,125	2.84
	$3.00-$3.82	3,376,125	5.38	3.28	2,044,750	3.25
	$4.20	47,500	1.50	4.20	47,500	4.20
	$5.08-$5.96	324,375	2.97	5.57	324,375	5.57
	$6.32-$7.24	32,500	1.40	6.71	32,500	6.71

		4,023,625	5.00	3.48	2,692,250	3.55

	As of June 30, 2003, there were 3,989,875 stock options outstanding (of which 2,658,500 are exercisable) at a weighted average exercise price of $3.56.

(f)

Pro Forma Disclosure

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation for options granted to employees and directors during the three and six months ended May 31, 2003 using a fair value based method:

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)

	(f)	Pro Forma Disclosure

	Three months ended	Six months ended
	May 31, 2003	May 31, 2003
	$	$

Loss for the period	(3,803,624)	(8,121,318)
Add: Stock based compensation	(482,755)	(706,930)

Pro forma loss for the period	(4,286,379)	(8,828,248)

Basic and diluted loss per common share
As reported	(0.14)	(0.29)
Pro forma	(0.15)	(0.31)

Under the transitional provisions of section 3870, comparative figures are not required. The pro forma amounts may not be representative of future disclosures as the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future periods. The weighted average fair value of stock options granted in the three and six months ended May 31, 2003 was $1.48 and $1.78, respectively. The Company used the Black-Scholes option pricing model to estimate the fair value of the options at the grant date, using the following weighted average assumptions:

		Three months ended	Six months ended
		May 31, 2003	May 31, 2003
		$	$

	Annualized volatility	84.9%	85.78%
	Risk-free interest rate	3.52%	3.93%
	Expected life of option in years	4.1	4.92
	Dividend yield	0.0%	0.0%

(g)

Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor of a currently inactive project upon the achievement of certain milestones. As at May 31, 2003, these milestones had not been achieved. Upon achievement of these milestones, the Company will record the issuance of the common shares at fair value and a corresponding expense.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

5.	RECONCILIATION OF GENERAL ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except for the differences below as more fully described in Note 16 to the audited consolidated financial statements for the year ended November 30, 2002.

Material variations impacting the unaudited interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended May 31,		6 months ended May 31,
	2003	2002	2003	2002
	$	$	$	$

Loss for the period , Canadian GAAP	(3,803,624)	(4,062,499)	(8,121,318)	(5,824,330)
Amortization of other assets	(25,680)	(25,680)	(51,360)	(51,360)
Adjustment for stock-based compensation
- non-employees	-	(44,081)	-	(68,299)

Loss for the period, U.S. GAAP	(3,829,304)	(4,132,260)	(8,172,678)	(5,943,989)
Reclassification adjustment for unrealized gains
on short-term investments	(32,866)	(8,584)	(109,705)	(29,591)
Unrealized gains on short-term investments	36,868	59,094	54,568	59,094

Comprehensive loss for the period, U.S. GAAP	(3,825,302)	(4,081,750)	(8,227,815)	(5,914,486)

Weighted average number of common shares
outstanding, U.S. GAAP	28,308,098	27,568,207	28,308,098	18,785,901

Basic and diluted loss per common share, U.S.
GAAP	(0.14)	(0.15)	(0.29)	(0.31)

Material variations impacting the unaudited interim Consolidated Balance Sheets under U.S. GAAP would be as follows:

	May 31	November 30
	2003	2002
	$	$

Cash and cash equivalents	89,525	1,432,392
Short-term investments	10,604,513	18,376,494
Intangible and other assets	27,608,780	29,334,421
Accumulated other comprehensive income	-	72,509
Contributed surplus	2,197,315	2,197,315
Deficit	(53,296,983)	(45,124,305)

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

6.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its assets and operations located in Canada. All of the Company’s revenues are generated in Canada. During the three months ended May 31, 2003, 100% of research collaborative and licensing revenue was derived from one collaborator in Switzerland. During the six months ended May 31, 2003, 97% and 3% of research collaborative and licensing revenue was derived from one collaborator in each of Switzerland and United States respectively. [three and six months ended May 31, 2002 – 100% of research collaborative and licensing revenue was derived from one collaborator in Sweden].

7.	COMPARATIVE FIGURES Certain of the comparative figures have been reclassified to conform with presentation adopted in the current quarter.